UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period from January 1, 2002 to December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-4547 (Unilever N.V.)

A. Full title of the plan and the address of the plan, if different from that of issuer named below:

LIPTON SAVINGS PLAN FOR UNION EMPLOYEES

UNILEVER UNITED STATES, INC.

390 PARK AVENUE
NEW YORK, NEW YORK 10022

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNILEVER N.V.
WEENA 455
3013 AL, ROTTERDAM
THE NETHERLANDS

UNILEVER PLC
UNILEVER HOUSE
BLACK FRIARS
LONDON EC4 PBQ
ENGLAND

LIPTON SAVINGS PLAN FOR UNION EMPLOYEES

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

AND

INDEPENDENT AUDITORS’ REPORT

LIPTON SAVINGS PLAN FOR UNION EMPLOYEES

Financial Statements

Table of Contents

Page

Independent Auditors’ Report	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 2002 and 2001	3
Notes to Financial Statements	4-11
Certification of Administrative Committee	14-15

Lipton Savings Plan for
Union Employees
Financial Statements
As of and for the years ended
December 31, 2002 and 2001

Lipton Savings Plan for Union Employees
Index

Page(s)

Report of Independent Auditors	1
Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2002 and 2001	3
Notes to financial statements	4-11
Supplemental Schedules(*)

(*)	Supplemental schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not required since these schedules are prepared for the Unilever United States, Inc. Master Savings Trust as a whole, of which this Plan is a component.

Report of Independent Auditors

To the Participants and Administrator of the
Lipton Savings Plan for Union Employees:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Lipton Savings Plan for Union Employees (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
June 24, 2003

Lipton Savings Plan for Union Employees	2
Statements of Net Assets Available for Plan Benefits
As of December 31, 2002 and 2001

	2002	2001
Assets
Interest in the Unilever United States, Inc. Master Savings Trust, at fair value
Investments	$1,691,291	$2,941,178
Loans to participants	159,742	213,001

Total interest in Master Savings Trust	1,851,033	3,154,179
Participant contributions receivable	—	9,316

Total assets	1,851,033	3,163,495
Liabilities
Administrative expenses payable	59	183

Total liabilities	59	183

Net assets available for plan benefits	$1,850,974	$3,163,312

The accompanying notes are an integral part of the financial statements.

Lipton Savings Plan for Union Employees	3
Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2002 and 2001

	2002	2001
Additions:
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(409,969)	$(271,676)
Interest income	82,048	77,814
Dividends	21,021	22,826
Contributions:
Contributions from participants	503,949	562,982
Rollover contributions	6,329	2,395

Total additions	203,378	394,341

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	91,492	465,140
Administrative expenses	1,388	717
Transfer of Plan assets to unaffiliated plans	1,422,836	—

Total deductions	1,515,716	465,857

Net deductions	(1,312,338)	(71,516)
Net assets available for plan benefits:
Beginning of year	3,163,312	3,234,828

End of year	$1,850,974	$3,163,312

The accompanying notes are an integral part of the financial statements.

Lipton Savings Plan for Union Employees	4
Notes to Financial Statements

1.	Description of Plan

The Lipton Savings Plan for Union Employees (the “Plan”) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Assets of the Plan along with other assets from defined contribution plans sponsored by Unilever United States, Inc. (the “Company” or “UNUS”) are maintained in the Unilever United States, Inc. Master Savings Trust (the “Trust”). The following brief description of the Plan is provided for general information purposes only. Reference should be made to the Plan document for a complete description of the Plan.

Eligibility

The Plan is a defined contribution plan covering all of the following employees of Lipton, which is an operating division of UNUS:

•	All employees located at Lipton’s Atlanta, Georgia plant who are represented by the Bakery, Confectionary, and Tobacco Workers, Local 42;

•	All employees located at Lipton’s Baltimore, Maryland plant who are represented by the United Food and Commercial Workers, Local 27;

•	All employees located at Lipton’s Olathe, Kansas plant who are represented by the Teamsters Local 41 or the Operating Engineers Local 101;

•	All employees located at Lipton’s Dallas, Texas plant who are represented by the Teamsters, Local 745;

•	All employees located at Lipton’s Elgin, Illinois plant who are represented by the Teamsters, Local 333;

•	All employees of Loders Croklaan (an operating division of UNUS) located at the Joliet, Illinois plant are eligible to participate in the plan. Leased employees are not eligible to participate in the Plan.

Contributions

Participants may elect to contribute 1% to 15% of their before-tax compensation. In addition, participants are permitted to make voluntary after-tax contributions of 1% to 15% of their compensation. Combined before-tax and after-tax contributions cannot exceed 20% of the participant’s compensation. Before tax contributions are limited to $11,000 and $10,500 for the 2002 and 2001 plan years respectively. All contributions are deposited in the Unilever United States, Inc. Master Savings Trust (the “Trust”). Participants are fully vested in their after and before-tax contribution accounts immediately. There are no Company contributions to the Plan.

Vesting

Participants are fully vested in their contributions to their after-tax and before-tax accounts as well as the earnings thereon, therefore there are no forfeitures.

Withdrawals and Distributions

During employment, a participant may withdraw all or part of their after-tax contributions. In addition, upon termination of employment, participants are entitled to their after and before-tax contribution account. Distributions are made in the form of a lump sum, unless an alternative form of payment is elected.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) Plan earnings, and (b) forfeitures of terminated participant’s nonvested accounts. Allocations are

Lipton Savings Plan for Union Employees	5
Notes to Financial Statements

based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants have the option to invest in any of the following funds:

•	The PRIMCO Interest Income Fund is primarily invested in guaranteed investment contracts issued by certain insurance companies and synthetic guaranteed investment contracts wrapped by certain banks and insurance companies. The investment contracts are fully benefit-responsive investment contracts which provide for a certain return for a specified period of time. The crediting interest rates at December 31, 2002 and 2001 for the contracts range from 1.35 to 7.70% and 4.19 to 8.18%, respectively.

•	The Fidelity Asset Manager Fund invests primarily in stocks, bonds, and short-term cash instruments of both U.S. and foreign corporations and governments.

•	The Pyramid Equity Index Fund invests primarily in stocks that comprise the S&P 500 Index.

•	The Fidelity Magellan Fund invests in stocks and other securities (may include up to 20% in bonds) of a variety of large, medium, and small sized companies in a variety of industries (both domestic and foreign).

•	The PIMCO Total Return Fund invests in government, corporate, mortgage-backed, and foreign securities with an overall portfolio duration averaging 3 to 6 years.

•	The Fidelity Equity Income Fund invests mainly in dividend-paying common and preferred stocks, particularly of large, established companies with favorable prospects for both increased dividends and capital growth.

•	The Harbor Capital Appreciation Fund invests mainly in common stocks of domestic companies with market capitalizations of at least $1 billion, which exhibit above-average earnings growth potential.

•	The Capital Guardian International Equity Fund invests primarily in foreign stocks in developed markets and stocks of emerging markets.

•	The Unilever N.V. Stock Fund invests in shares of Unilever N.V. stock. Unilever N.V. is the ultimate parent of Unilever United States, Inc.

•	The Fidelity Growth & Income Portfolio Fund seeks long-term capital growth, current income, and growth of income by investing in equity securities (including common and preferred stocks), convertible securities, bonds, futures and options.

•	The Fidelity Contrafund seeks long-term capital appreciation by investing primarily in common stock and securities convertible into common stock.

•	The Capital Guardian Emerging Markets Fund invests principally in developing country securities that are listed on a bona fide securities exchange or are actively traded in an over- the-counter market.

•	The T. Rowe Price Small Cap Stock Fund invests at least 65% of its total assets in stocks and equity-related securities of small companies.

Lipton Savings Plan for Union Employees	6
Notes to Financial Statements

•	The JP Morgan Select Small Company Fund mainly invests in common stocks of small companies with market capitalization of less than $1.2 billion.

•	The AF Washington Mutual Investors Fund Class-A invests primarily common stocks. The fund must be fully invested (95%) in the stocks of U.S. companies that meet the fund’s “eligible list” criteria, which include specific guidelines for return of capital, financial strength, and dividend payment.

•	The Fidelity Select Healthcare Portfolio Fund normally invests at least 80% of its assets in the common stocks of companies principally engaged in the design, manufacture, or sale of products or services used for or in connection with health care or medicine. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Technology Portfolio Fund invests at least 80% of its assets in the common stocks of companies principally engaged in offering, using, or developing products, processes, or services that will provide or will benefit significantly from technological advances and improvements. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Financial Portfolio Fund invests at least 80% of its assets in the common stocks of companies principally engaged in providing financial services to consumers and the financial industry. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Natural Resources Portfolio Fund invests primarily in common stocks and in certain precious metals. The fund normally invests at least 80% of its assets in the common stocks of companies principally engaged in owning or developing natural resources, or supplying goods and services to such companies, and in precious metals. The fund may invest in the securities of domestic and foreign issuers.

Loans to Plan Participants

At the request of the participant, loans are permitted up to the total of the lesser of $50,000 reduced by the largest outstanding loan balance over the last year or one-half of the participant’s account. The minimum loan disbursed is $1,000. Loans bear interest at a fixed rate based on the Wall Street Journal published prime rate on the first of the month plus one percent, adjusted quarterly. Loans relating to the acquisition, construction or reconstruction of a participant’s principal residence are to be repaid in monthly installments within ten years. All other loans are required to be repaid in monthly installments within five years.

Termination

Upon termination of employment, employees whose account balance exceeds $5,000 upon termination may elect to leave the balance in the Trust until age 65. Such balances may be distributed prior to age 65 upon the request by the terminated employee.

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time. In the event such discontinuance results in the termination of the Plan, the amount in each member’s account becomes fully vested.

Administration

The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

Lipton Savings Plan for Union Employees	7
Notes to Financial Statements

Other

During 2002, all participants of the Plan became participants of the Loders Croklaan Savings Plan, an unaffiliated plan. Accordingly, the Plan transferred $1,422,836 of the participants’ accumulated benefits to the Loders Croklaan Savings Plan.

At December 31,2002 and 2001, there were 161 and 196 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

	December 31,

	2002	2001
PRIMCO Interest Income Fund	87	111
Fidelity Magellan Fund	89	123
Pyramid Equity Index Fund	84	117
Capital Guardian International Equity Fund	21	38
PIMCO Total Return Fund	4	—
Fidelity Equity Income Fund	5	—
Fidelity Growth & Income Fund	2	—
Fidelity Contrafund	1	—
T. Rowe Price Small Cap Stock Fund	4	—
Fidelity Select Financial Portfolio Fund	1	—
Fidelity Select Healthcare Portfolio Fund	1	—
Fidelity Select Natural Resource Portfolio Fund	1	—
Fidelity Select Technology Portfolio Fund	4	—
Unilver N.V. Stock Fund	7	—
AF Washington Mutual Investors Fund	1	—
Fidelity Assets Manager Fund	68	—

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

Valuation of Trust Investments

Shares of participation in the various funds, other than the Interest Income Fund and the Unilever N.V. Stock Fund are valued based on quoted market prices at the last business day of the year.

The guaranteed investment contracts and the synthetic guaranteed investment contracts in the Interest Income Fund are stated at contract value, which approximates fair value.

Unilever N.V. stock in the Unilever N.V. Stock Fund is valued at market value based on its quoted market price as of the last business day of the year.

Investment Transactions and Investment Income of the Trust

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. The average cost basis is used in determining gain or loss on Trust investments sold.

Lipton Savings Plan for Union Employees	8
Notes to Financial Statements

Purchases and sales of securities are reflected as of the trade date.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Benefit Payments

Benefits payments are recorded when paid.

Administrative Expenses

Investment management fees for all funds are paid by the Plan. All other administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. These significant estimates include fair market value of investments. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

The Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed. However, the Plan administrator does not anticipate non-performance by these companies. The Plan administrator believes that the risk to the Trust portfolio from credit loss is not material due to the diversified nature of assets held.

3.	Tax Status of the Plan

The Plan received a favorable tax determination letter, effective September 19, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Lipton Savings Plan for Union Employees Notes to Financial Statements	9

4.	Investments held by the Trust

The Trust primarily comprises the assets of the following plans:

•	Unicare Savings Plan

•	Savings Plan For Lever Brothers Employees Represented by the ICWUC

•	Thrift and Savings Plan for “Certain” Employees of Lever Brothers Company

The plans listed above comprise approximately 99% of the investments held by the Trust as of December 31, 2002 and 2001. The Trust also holds investments for a number of other Plans sponsored by divisions or subsidiaries of Unilever United States, Inc. The Plan has an undivided interest in certain assets of the Trust and sole interest in other assets of the Trust. Certain investment assets of the Trust and related earnings are allocated to the Plans participating in the Trust based upon the total of each individual participant’s share of the Trust. On an overall basis, the Plan has a less than 1% interest in the investments of the Trust as of December 31, 2002 and 2001.

The Plan’s approximate share of investments held by the Trust at December 31, 2002 and 2001 were as follows:

	2002	2001
Short-Term Investment Fund	0.5%	0.2%
Mutual Funds	0.1	0.3
Commingled Funds	0.5	0.0
Guaranteed Investment Contracts	0.5	0.2
Synthetic Guaranteed Investment Contracts	0.5	0.2
Unilever N.V. Stock Fund	0.0	0.0
Loan Fund	0.4	0.7

Lipton Savings Plan for Union Employees Notes to Financial Statements	10

At December 31, 2002 and 2001, the financial position of the Trust was as follows:

	2002	2001
Investments at fair value:
Short-term investment fund (cost approximates fair value)	$35,371,960	$23,726,778
Mutual fund (cost $905,724,446 and $769,102,302)	751,105,336	764,762,887
Commingled fund (cost approximates contract value)	202,681,776	—
Guaranteed investments contracts (cost approximates contract value)	40,741,306	60,459,687
Synthetic guaranteed investment contracts (cost approximates contract value)	468,057,093	435,615,806
Unilever N.V. stock fund (cost $36,206,283 and $34,543,297)	47,993,726	45,426,090

Total investments	1,545,951,197	1,329,991,248
Loans to participants	35,844,164	28,703,574

Total Master Trust	$1,581,795,361	$1,358,694,822

The following presents investments that represent 5 percent or more of the Trust’s net assets for the years ended December 31, 2002 and 2001:

	2002	2001
Fidelity Magellan Fund, 2,077,095 and 1,778,693 shares, respectively	$164,007,433	$185,375,412
PRIMCO Interest Income Fund, 744,374,486 and 520,422,309 shares, respectively	744,374,486	520,422,309
PIMCO Total Return Institutional Fund, 10,937,379 and 9,260,476 shares, respectively	116,701,769	96,864,580
Pyramid Equity Index Fund, 19,869,159 and 21,034,689 shares, respectively	142,220,220	193,308,791
Harbor Capital Appreciation Fund, 4,676,266 shares	—	136,687,251

Lipton Savings Plan for Union Employees Notes to Financial Statements	11

The changes in the Trust net assets for the years ended December 31, 2002 and 2001 were as follows:

	2002	2001
Additions:
Additions of net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(187,682,832)	$(119,155,207)
Interest	46,638,494	33,758,960
Dividends	14,005,847	13,679,947

	(127,038,491)	(71,716,300)
Contributions and other additions:
Contributions from participants	68,927,238	57,700,320
Contributions from employer	35,906,392	25,555,536
Rollover contributions	17,652,154	24,852,113
Transfer of plan assets in from affiliated plans	491,726,019	19,409

Total additions	487,173,312	36,411,078
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	238,685,493	154,352,282
Administrative expenses	497,686	674,439
Transfer of plan assets out to unaffiliated plans	24,889,594	33,367,220

Total deductions	264,072,773	188,393,941

Net additions/(deductions)	223,100,539	(151,982,863)
Net assets available for benefits:
Beginning of year	1,358,694,822	1,510,677,685

End of year	$1,581,795,361	$1,358,694,822

The net appreciation (depreciation) of investments held in the Trust, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments for the years ended December 31, 2002 and 2001 was as follows:

	2002	2001
Net (depreciation) appreciation in fair value of investments:
Mutual funds	$(191,378,572)	$(114,735,571)
Unilever N.V. stock	3,695,740	(4,419,636)

Net depreciation	$(187,682,832)	$(119,155,207)

5.	Transactions with Related Parties and Parties-in-Interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. stock. This Fund is designed as a means for employees to participate in the potential long-term growth of Unilever.

Certain Trust investments consist of units in investments funds managed by Fidelity. Fidelity owns these investment funds and is a party-in-interest as defined by ERISA. In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Consent of Independent Accountants

, 2003

We hereby consent to the incorporation by reference in that certain Registration Statement on Form S-8 of Unilever N.V., File Number 333-14246, of our report dated June 24, 2003, relating to the financial statements of the Lipton Savings Plan for Union Employees as of December 31, 2002 and 2001 and for the years then ended which appear in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 27, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIPTON SAVINGS PLAN FOR UNION EMPLOYEES
EMPLOYEES OF THE INDEPENDENCE PLANT

By:	/s/ Jacqueline Ross

JACQUELINE ROSS
SENIOR COUNSEL—
EMPLOYEE BENEFITS

June 27, 2003

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADDED BY SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Lipton Savings Plan for Union Employees (the “Plan”) on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jacqueline Ross, Secretary – Unilever United States Benefits Administrative Committee, certify, pursuant to 18 U.S.C. §1350, as added by § 906 of the Sarbanes-Oxley Act of the 2002, that, based on my knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

UNILEVER UNITED STATES BENEFITS ADMINISTRATIVE COMMITTEE

By:	/s/ Jacqueline Ross

JACQUELINE ROSS
SECRETARY

June 27, 2003

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADDED BY SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Lipton Savings Plan for Union Employees (the “Plan”) on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Robert Rinaldi, Director, Benefits, Finance and Investments – Unilever United States, Inc., certify, pursuant to 18 U.S.C. §1350, as added by § 906 of the Sarbanes-Oxley Act of the 2002, that, based on my knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

UNILEVER UNITED STATES BENEFITS ADMINISTRATIVE COMMITTEE

By:	/s/ Robert Rinaldi

ROBERT RINALDI
DIRECTOR, BENEFITS, FINANCE & INVESTMENTS
– UNILEVER UNITED STATES, INC.

June 27, 2003